[OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]
March 12, 2008
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ohio National Variable Account A (File No. 811-1978)
485(a) File No. 333-86603
485(a) File No. 333-43513
485(a) File No. 333-43515
485(a) File No. 333-52006
485(a) File No. 333-43511
485(a) File No. 333-134288
485(a) File No. 333-134982
National Security Variable Account N (File No. 811-10619)
485(a) File No. 333-125856
485(a) File No. 333-76350
485(a) File No. 333-76352
485(a) File No. 333-131513
Ladies and Gentlemen:
In our recent 485(a) post-effective amendment filings for the above-referenced registration statements, we made several changes to the variable annuity prospectuses. The changes are similar across all the prospectuses. The following shows the majority of the changed sections in the prospectuses:
OHIO NATIONAL VARIABLE ACCOUNT A

Sections Changed (with page references)
SEC File No./Product	Fee Table	Ohio National Life	Ohio National Variable Account A	Charges for Optional Benefits	10-Day Free Look	Purchase Payments
333-52006 ONcore Lite	pp. 5-6	p. 8	p. 8	pp. 11-12	p. 13	p. 13
333-43515 ONcore Premier	pp. 6-7	p. 10	p. 10	p. 13	p. 14	p. 14
333-43513 ONcore Value	pp. 5-6	pp. 8-9	p. 9	p. 12	p. 13	p. 13
333-86603 ONcore Xtra	pp. 6-7	p. 10	p. 10	p. 13	p. 14	p. 14
333-43511 ONcore Flex	pp. 5-6	p. 9	p. 9	p. 12	p. 13	p. 13
333-134982 ONcore Wrap	pp. 5-6	p. 8	p. 8	p. 10-11	p. 12	p. 12
333-134288 ONcore Ultra	pp. 5-6	p. 8	NA	p. 11	p. 12	p. 12

Sections Changed (with page references) continued
SEC File No./Product	Allocation of Purchase Payments	Optional Asset Allocation Models	Transfers Amont Subaccounts	Death Benefit	Optional Guaranteed Minimum Income Benefit Riders	IRA Disclosure Statement
333-52006 ONcore Lite	p. 13	p. 14	p. 17	pp. 21-23	pp. 27-28	pp. 33-36
333-43515 ONcore Premier	p. 15	p. 15	p. 19	pp. 23-26	pp. 29-31	pp. 36-39
333-43513 ONcore Value	p. 14	p. 14	p. 17	pp. 21-24	pp. 27-29	pp. 34-37
333-86603 ONcore Xtra	p. 16	p. 16	p. 20	pp. 24-27	pp. 30-32	pp. 37-40
333-43511 ONcore Flex	p. 13	p. 14	p. 18	p. 22-24	pp. 27-29	pp.34-37
333-134982 ONcore Wrap	p. 13	p. 13	p. 16	pp. 20-23	pp. 26-28	pp. 33-36
333-134288 ONcore Ultra	NA	p. 13	p. 16	pp. 21-23	pp. 26-28	pp. 32-35

NATIONAL SECURITY VARIABLE ACCOUNT N

Sections Changed (with page references)
SEC File No./Product	Fee Table	National Security	Charges for Optional Benefits	Free Look	Purchase Payments
333-76352 NScore Lite	pp. 6-7	p. 10	p. 13	p. 14	p. 14
333-125856 NScore Premier	pp. 5-6	p. 8	p. 11	p. 12	p. 13
333-131513 NScore Value	pp. 6-7	p. 9	pp. 12-13	p. 14	p. 14
333-76350 NScore Xtra	pp. 6-7	p. 9	p. 13	p. 14	p. 14

Sections Changed (with page references) continued
SEC File No./Product	Optional Asset Allocation Models	Transfers Amont Subaccounts	Death Benefit	Optional Guaranteed Minimum Income Benefit Riders	IRA Disclosure Statement
333-76352 NScore Lite	p. 15	p. 19	pp. 23-26	pp. 29-31	pp. 36-39
333-125856 NScore Premier	p. 14	pp. 17-18	pp. 22-24	pp. 28-30	pp. 35-39
333-131513 NScore Value	p. 15	p. 19	pp. 23-25	pp. 29-31	pp.36-40
333-76350 NScore Xtra	p. 16	pp. 19-20	pp. 24-26	pp. 30-32	pp. 36-39

In addition to the above changes, dates and certain other information have been updated or marked as to be determined and some minor changes were made to the “Available Funds” section of the prospectuses.
Using ONcore Lite (File No. 333-52006) as a template for the other Ohio National Variable Account A products, the changes in the prospectuses are substantially the same except for:
•	The ONcore Xtra (File No. 333-86603) prospectus contains slightly different language on page 31 in the “Optional Guaranteed Minimum Income Benefit (‘GMIB’) Riders” section. This language will be changed to be consistent with the other filings prior to becoming effective.
•	In the “Death Benefit” section, the ONcore Xtra (File No. 333-86603), ONcore Value (File No. 333-43513) and ONcore Premier (File No. 333-43515) have a stepped-up death benefit amount if the contract has been in effect for, respectively, eight, six and three years.
Using NScore Lite (File No. 333-76352) as a template for the other National Security Variable Account N products, the changes in the prospectuses are substantially the same except for:
•	In the “Death Benefit” section, the NScore Xtra (File No. 333-76350), NScore Value (File No. 333-131513) and NScore Premier (File No. 333-125856) have a stepped-up death benefit amount if the contract has been in effect for, respectively, eight, six and three years.

Should you have any questions or comments, please contact me at (513) 794-6278.
Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel